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                               August 21, 2020

       Leandro Garcia
       Chief Financial Officer
       Buenaventura Mining Company Inc.
       Las Begonia S 415 Floor 19
       San Isidro, Lima 27, Peru

                                                        Re: Buenaventura Mining
Company Inc.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2019
                                                            Filed April 10,
2020
                                                            File No. 001-14370

       Dear Mr. Garcia:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2019

       Property, Plants and Equipment
       Reserves, page 53

   1. We note that you disclose total proven and probable reserves of 6.00 million ounces of gold and 241.67 million
ounces of silver as of December 31, 2019 in the fourth and fifth paragraphs on page 53.

                                                        Please expand your
disclosures to also summarize your copper and molybdenum reserves, and to include a
reconciliation of the reserve information that you provide for consolidated properties on page 54,
the Yanacocha property on page 56, and the Cerro Verde property on page 87, to your
estimates of total proven and probable reserves. Please also specify the reserves that are
attributable to your interests on separate lines within each tabulation, including your
tabulations in Selected Financial Data on pages 4, 6 and 7.
 Leandro Garcia
FirstName LastNameLeandro Garcia
Buenaventura Mining Company Inc.
Comapany
August 21, NameBuenaventura
           2020             Mining Company Inc.
August
Page 2 21, 2020 Page 2
FirstName LastName
2. Please provide footnote disclosures (3) through (10), as referenced in the mining property column headers in the tabulations on page 54.
3. We note your disclosure on page 56 of production and reserves associated with the
         Yanacocha property, including specification of the attributable ounces of gold production, attributable ounces of gold reserves, and attributable pounds of copper. However, the attributable amounts appear to pertain to Newmont Mining rather than Buenaventura.

         Please revise these disclosures as necessary to distinguish between your interests and those attributable to other parties.
4. We note that you have provided reserve disclosures for directly operated properties on page 54 and the Yanachocha property on page 56. However, you have not provided information for your interests in Cerro Verde under this heading, although we note limited disclosure of copper production and reserves on pages 7 and 87.

         Please expand your disclosures under this heading to provide comparable details of grade and content for the Cerro Verde copper, silver and molybdenum reserves, and for the
         Yanachoca copper reserves mentioned on page 56.

         Please also disclose the extent to which the reserves quantified in this section represent all of your interests in mining properties; and identify those for which you have not provided such information along with your rationale.
5. Please verify your computations of the average ore grade figures presented for Cerro
         Verde on page 87, for leachable and millable ore, and provide us with a reconciliation to the corresponding information in the underlying mine reports.
6. With regard to the proven and probable reserves associated with the Yanacocha and Cerro
         Verde properties, we will need to view the technical reports and other information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as outlined in paragraph (c) of Industry Guide 7.

         For example, this information should include the following:

                Property and geologic maps

                Description of the sampling and assaying procedures

                Drill-hole maps showing drill intercepts

                Representative geologic cross-sections and drill logs

                Description and examples of the cut-off calculation procedures

                Cutoff grades used for each category of reserves and resources Leandro Garcia
FirstName LastNameLeandro Garcia
Buenaventura Mining Company Inc.
Comapany
August 21, NameBuenaventura
           2020             Mining Company Inc.
August
Page 3 21, 2020 Page 3
FirstName LastName
                Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

                A detailed description of the procedures that have been followed in estimating reserves

                Engineering or geological reports, including executive summaries of feasibility studies or mine plans and cash flow analyses

                A detailed schedule of permitting and governmental approvals required for the project, identifying the primary environmental and construction approvals, and your current status relative to the schedule.

         These documents should be formatted as Adobe PDF files; and you may ask to have this information returned by making a written request at the time it is furnished, as provided in
         Rule 418(b) of Regulation C.

         Please contact our Mining Engineer, George K. Schuler, at (202) 551-3718 to arrange for the submission of the information outlined above.

         Please also provide the name and phone number for a technical person whom he may call if he has technical questions about the reserves.
Note 2.4 - Summary of Significant Accounting Policies, page F-21
Note 2.4(q) - Revenue Recognition, page F-37

7. We note your disclosure on page F-83 of metal sales revenues prior to an adjustment for commercial deductions, which you describe on page 65 as refinery charges and penalties incurred. Please expand your revenue recognition accounting policy note to discuss the nature of the commercial deductions in relation to your metal sales or sales performance obligations, and the reasons you present these as reductions to sales revenues, based on your application of IFRS 15.

         In connection with the foregoing, please also address the following points.

                Clarify how the accounting that you describe for provisional prices and provisional price arrangements on page F-38 encompasses estimates of both yield and price; and
              whether your accounting for embedded derivatives is limited to provisional prices.

                Modify disclosures indicating that adjustments for some provisional price items are being presented within "Net sales of goods," while others are
being reported as    fair
              value gain/losses on provisionally priced trade receivables, as necessary to establish correlation with the provisional price components, and to indicate where this second caption appears in your financial statements.
 Leandro Garcia
Buenaventura Mining Company Inc.
August 21, 2020
Page 4
                Address the requirements of paragraphs 56 through 59 of IFRS 15 relative to estimates of yield in your provisional price accounting.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at
(202) 551-3718
if you have questions regarding engineering comments. Please contact Karl Hiller - Branch
Chief at (202) 551-3686 with any other questions.



FirstName LastNameLeandro Garcia                             Sincerely,
Comapany NameBuenaventura Mining Company Inc.
                                                             Division of
Corporation Finance
August 21, 2020 Page 4                                       Office of Energy &
Transportation
FirstName LastName